082-03470



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256



18th January, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Secretarial Audit Report for the quarter ended 31st December, 2009

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 12th January, 2010, for the quarter ended 31st December, 2009, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above



VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 31st December, 2009
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital (as on 31st December, 2009)	379,53,25,160	100.00
11.	Listed Capital (Exchange-wise) *(as per Company records)*	379,38,84,170 (NSE) 379,53,25,160 (BSE) 379,53,25,160 (CSE)*	99.96 (NSE) 100.00 (BSE) 100.00 (CSE)
12.	Held in dematerialised form in CDSL	3,27,51,026	0.86
13.	Held in dematerialised form in NSDL	243,53,70,294	64.17
14.	Physical	132,72,03,840	34.97

* See note below point 17.

15. Total No. of shares (12+13+14) : 379,53,25,160 shares.


Vinod Kothari & Co.
Company Secretaries

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

16. Reasons for difference if any, between : (10 & 11), (11 & 15)

(i) 14,250 Ordinary Shares of Re. 1/- each (1,425 Ordinary Shares of Rs. 10/- each originally) issued and allotted upon amalgamation of erstwhile ITC Hotels Limited with the Company in the year 2005 have not been listed by NSE as these shares are subject matter of legal disputes, etc.

(ii) 14,26,740 Bonus Shares of Re. 1/- each issued and allotted by the Company in the year 2005 have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
Allotment of shares under the Company's Employee Stock Option Schemes	1,51,45,640	Applied	NSE BSE CSE*	Yes	Yes	No

*Out of 1,51,45,640 shares, 72,88,560 shares, issued and allotted on 23rd December, 2009, were listed subsequent to 31st December, 2009.

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil


Vinod Kothari & Co.
Company Secretaries

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

22. Name, Telephone & Fax No. of Compliance officer of the Company : Mr. Arun Bose*
2288-7043(D), 2288-6426/0034
2288-2358 (Fax)

** Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*

23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS : Vinod Kumar Kothari
M/s Vinod Kothari & Co.
1012, Krishna Building
224, A.J.C. Bose Road
Kolkata - 700 017
2281-7715/1276, 2281-3742 (Fax)
ACS No. 4718
COP No. 1391

24. Appointment of common agency for share registry work. If yes (name & address) : In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.

25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.) : None.


Vinod Kothari & Co.
Company Secretaries

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP NO. 1391

Place : Kolkata
Date : 12/01/2010



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

18th January, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Allotment of Shares under the Company's Employee Stock Option Schemes

In terms of the Listing Agreement, we write to advise that the Company on 18th January, 2010 has issued and allotted 46,96,520 Ordinary Shares of Re.1/- each, upon exercise of 4,69,652 Options by Optionees under the Company's Employee Stock Option Schemes.

Consequently, with effect from 18th January, 2010, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 380,00,21,680/- divided into 380,00,21,680 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

18th January, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Shareholding Pattern as on Quarter ended 31st December, 2009

We enclose the Company's Shareholding Pattern as on quarter ended 31st December, 2009 in the prescribed format, in terms of the requirement of Clause 35 of the Listing Agreement.

The said Shareholding Pattern is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

(I)(a) **Statement showing Shareholding Pattern**

Name of the Company : ITC Limited
Scrip Code, Name of the scrip, class of security : Scrip Code - ITC (NSE), 500875 (BSE), 10000018 (CSE); Name of the scrip - ITC LTD; Class of security - Ordinary Shares
Quarter ended : 31st December, 2009

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX) = (VIII)/(IV)*100
(A)	**Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00	0	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
(2)	**Foreign**							
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
(B)	**Public shareholding**						N.A.	N.A.
(1)	**Institutions**						N.A.	N.A.
(a)	Mutual Funds / UTI	277	583122159	582853839	15.42	15.37		
(b)	Financial Institutions / Banks	151	7259227	6880072	0.19	0.19		
(c)	Central Government / State Government(s)	2	1519040	1519040	0.04	0.04		
(d)	Venture Capital Funds	0	0	0	0.00	0.00		
(e)	Insurance Companies	25	845866472	840487097	22.37	22.29		
(f)	Foreign Institutional Investors	534	484083283	483913303	12.81	12.75		
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00		
(h)	Any Other (specify)	0	0	0	0.00	0.00		
	Sub-Total (B)(1)	**989**	**1921850181**	**1915653351**	**50.83**	**50.64**		
(2)	**Non-Institutions**						N.A.	N.A.
(a)	Bodies Corporate	3770	184467211	183396436	4.88	4.86		
(b)	Individuals -							
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	334133	400398232	301511737	10.59	10.55		
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	170	41314505	34304210	1.09	1.09		
(c)	Any Other :							
	(i) NRIs	5779	21314612	14053337	0.57	0.56		
	(ii) Foreign Companies	12	1207413980	875930	31.94	31.81		
	(iii) Foreign Nationals	9	232523	10403	0.01	0.01		
	(iv) Trust	55	1621599	1621599	0.04	0.04		
	(v) Clearing Members	220	1965299	1965299	0.05	0.05		
	Sub-Total (B)(2)	**344148**	**1858727961**	**537738951**	**49.17**	**48.97**		
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**345137**	**3780578142**	**2453392302**	**100.00**	**99.61**	N.A.	N.A.
	TOTAL (A) + (B)	**345137**	**3780578142**	**2453392302**	**100.00**	**99.61**		
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	14747018	14729018	N.A.	0.39	N.A.	N.A.
	GRAND TOTAL (A) + (B) + (C)	**345139**	**3795325160**	**2468121320**	**xxx**	**100.00**	**0**	**0.00**


ITC Limited
37, J. L. Nehru Road, Kolkata - 71

(I)(b) Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI) = (V)/(III)*100	(VII)
	-	0	0.00	0	0.00	0.00
	Total	**0**	**0.00**	**0**	**0.00**	0.00


37, J. L. Nehru Road, Kolkata - 71
ITC Limited

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.16
2	Life Insurance Corporation of India	519214149	13.68
3	Specified Undertaking of the Unit Trust of India	448360545	11.81
4	Myddleton Investment Co. Ltd	162103980	4.27
5	The New India Assurance Company Limited	86561835	2.28
6	General Insurance Corporation of India	73437104	1.93
7	The Oriental Insurance Company Limited	70865780	1.87
8	National Insurance Company Limited	65311110	1.72
9	Rothmans International Enterprises Limited	51651630	1.36
10	ICICI Prudential Life Insurance Company Ltd.	43556786	1.15
11	Bajaj Allianz Life Insurance Company Ltd.	38689797	1.02
	Total	2552535156	67.25

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	0	0.00
	Total	0	0.00



37, J. L. Nehru Road, Kolkata - 71
ITC Limited

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	GDRs	14747018	14747018	0.39
	Total	**14747018**	**14747018**	0.39

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

NOT APPLICABLE

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
-	-	-	-	-
	Total			

Note: The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).


37, J.L. Nehru Road, Kolkata - 71
ITC Limited

(III)(a) **Statement showing the voting pattern of shareholders, if more than one class of shares/securities is issued by the issuer.**

(Give description of voting rights for each class of security.

Class X:

Class Y:

Class Z:)

NOT APPLICABLE

Category Code	Category of shareholder	Number of Voting Rights held in each class of securities			Total Voting Rights (III+IV+V)	Total Voting Rights i.e. (VI)	
		Class X	Class Y	Class Z		As a percentage of (A+B)	As a percentage of (A+B+C)
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)
(A)	Promoter and Promoter Group						
(1)	Indian						
(a)	Individuals / Hindu Undivided Family						
(b)	Central Government / State Government(s)						
(c)	Bodies Corporate						
(d)	Financial Institutions / Banks						
(e)	Any Other (specify)						
	Sub-Total (A)(1)	0	0	0	0.00	0.00	0
(2)	Foreign						
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)						
(b)	Bodies Corporate						
(c)	Institutions						
(d)	Any Other (specify)						
	Sub-Total (A)(2)	0	0	0	0.00	0.00	0
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	0	0	0	0.00	0.00	0
(B)	Public shareholding						N.A.
(1)	Institutions						N.A.
(a)	Mutual Funds / UTI						
(b)	Financial Institutions / Banks						
(c)	Central Government / State Government(s)						
(d)	Venture Capital Funds						
(e)	Insurance Companies						
(f)	Foreign Institutional Investors						
(g)	Foreign Venture Capital Investors						
(h)	Any Other (specify)						
	Sub-Total (B)(1)	0	0	0	0.00	0.00	
(2)	Non-Institutions						N.A.
(a)	Bodies Corporate						
(b)	Individuals - (i) Individual shareholders holding nominal share capital up to Rs. 1 lakh (ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh						
(c)	Any Other : (i) NRIs (ii) Foreign Companies (iii) Foreign Nationals (iv) Trust (v) Clearing Members						
	Sub-Total (B)(2)	0	0	0	0.01	0.00	
	Total Public Shareholding (B) = (B)(1) + (B)(2)	0	0	0	100.00	0.00	N.A.
	TOTAL (A) + (B)	0	0	0	100.00	0.00	
(C)	Shares held by Custodians and against which Depository Receipts have been issued						
	GRAND TOTAL (A) + (B) + (C)	0	0	0	xxx	0.00	0


ITC Limited
37, J. L. Nehru Road, Kolkata - 71